

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via E-mail
Mr. Jeffrey J. Lasher
Senior Vice President – Finance, Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, CO 80503

> **RE:** **Crocs, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Results of Operations, page 25

General

2. You disclose on page 26 that selling, general and administrative costs for the year ended
December 31, 2009 were negatively impacted due to an error in your calculation of
stock-based compensation expense for prior periods. This error resulted in an
accumulated $6.0 million understatement of stock-based compensation expense with a
corresponding understatement of additional paid-in capital. You say that $2 million of
the error was partially offset as a consequence of adjustments made pursuant to the 2009
Tender Offer and that the $3.9 million remainder was recorded in stock-based
compensation during the fourth quarter of 2009. Please clarify for us the point at which
the amount of the error was $6 million and reconcile it to the $4.5 million amount as of
December 31, 2008 that you disclose on page F-23. Please also provide your materiality
analysis explaining how you determined that this error was immaterial on both a
quantitative and qualitative basis to each quarterly and annual period impacted. Refer to
SAB Topics 1:M and 1:N.

3. Please discuss the business reasons for changes between periods in the segment operating
income (loss) of each of your reportable segments: Americas, Europe, Asia, and Other.
In addition, please discuss the business reasons for changes between periods in the
revenues of your Other segment. In circumstances where there is more than one business
reason for the change, please quantify the incremental impact of each individual business
reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation
S-K.

Asset Impairment Charges, page 31

4. You recorded $26.1 million in impairment charges during the year ended December 31,
2009, primarily consisting of $18.1 million related to the write-off of obsolete molds,
tooling, manufacturing and distribution equipment, sales and marketing assets and other
distribution and manufacturing assets, and $7.6 million related to the write-off of
capitalized software, patents, trade names and other intangible assets. Please tell us what
portion of the $26.1 million asset impairment charge related to assets that previously had
depreciation and amortization expense recorded in cost of sales. Please also explain to us
the consideration you gave to reflecting a portion of the $26.1 million in impairment
charges in cost of sales.

Segments – Operating Income (Loss), page 31

5. You present total segment operating income on pages 31 and 37. Since total segment operating income represents a non-GAAP measure when it is presented or discussed outside of your segments footnote, you should ensure either:
(a) it is not presented elsewhere in the filing or
(b) you present the disclosures required by Item 10(e) of Regulation S-K. Your disclosures should:
   • identify this amount as a non-GAAP performance measure,
   • state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure,
   • state the manner in which management compensates for these limitations when using the non-GAAP financial measure,
   • explain why your management believes that this measure provides useful information to investors,
   • state how your management uses the non-GAAP measure,
   • provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and
   • state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also Question 104.04 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Item 15 – Exhibits and Financial Statement Schedules, page 48

Note 1 – Summary of Significant accounting Policies, page F-6
Recognition of Revenues, page F-11

6. Please disclose whether you present sales/use and value-added taxes on a gross or net basis. Refer to ASCs 605-45-50-3 and 50-4.

Note 15 – Operating Segments and Geographic Information, page F-31

7. You disclose that during the fourth quarter of 2010 you changed the internal segment reports used by your CODM to separately illustrate performance metrics of certain operating segments that make up your Other segment. Further, you disclose that you have three reportable segments: Americas, Europe and Asia. Please revise your disclosure here and elsewhere throughout the filing to state that you have four reportable segments: Americas, Europe, Asia, and Other.

8. You currently present corporate, intersegment eliminations and other as combined line items on pages 31 and F-32. Please revise your disclosure to separately present the intersegment eliminations of revenues and operating income from corporate and other

amounts. Refer to the example presented in ASC 280-10-55-49. Once the intersegment eliminations are presented in a separate line item, please also discuss with quantification in MD&A the business reasons for changes between periods in the remaining corporate and other line item.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

General

9. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief